FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                         Brazilian Distribution Company
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X




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                                   SIGNATURES



     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: November 15, 2002           By: /s/ Augusto Marques da Cruz Filho
                                      ---------------------------------
                                  Name: Augusto Marques da Cruz Filho
                                  Title: Chief Financial Officer



                                  By:/s/ Aymar Giglio Junior
                                     ----------------------------------
                                  Name: Aymar Giglio Junior
                                  Title: Investor Relations Officer



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                                    EXHIBITS

I. Public Announcement Re: The disclosure of material facts to the shareholders and to the capital market.

II. Public Announcement Re: The company's proposal to its shareholders the incorporation of the companies that it has purchased.

III. Call Notice of an Extraordinary General Meeting to meet on November 29,
     2002.



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                                       I
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                                [GRAPHIC OMITTED]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-held Company
                         CNPJ/MF no. 47.508.411/0001-56
                               NIRE 35.300.089.901

                               PUBLIC ANNOUNCEMENT

Companhia Brasileira de Distribuicao ("CBD"), in compliance with the provisions of CVM Instruction 319/99, as amended by CVM Instructions 320/99 and 349/2001, and CVM Instruction 358/2002, as amended by CVM Instruction 369/2002, come forward to disclose the following to shareholders and to the capital market:

1. Current Corporate Structure: CBD currently holds almost all the shares or quotas (99.99%), as the case may be, representing the stock capital of the companies ABC Supermercados S.A. ("ABC Supermercados"), Companhia Progresso de Alimentos ("Progresso"), Ponte do "O" Comercio de Alimentos Ltda. ("Ponte do "O""), Supermercado Mirambava Ltda. ("Mirambava"), and Supermercados Mogi S.A. ("Mogi").

2. Intended Transaction: CBD intends to incorporate the companies ABC Supermercados, Progresso, Ponte do "O", Mirambava and Mogi (jointly hereinafter called the "Incorporated Companies "), at their book value based on the audited Balance Sheet of these companies as of October 31, 2002, (i) in the case of Progresso, Ponte do "O" and Mirambava, by Magalhaes Andrade S/C Auditores Independentes, with its head office at Av. Brigadeiro Faria Lima 1.893, 6th floor, in the City of Sao Paulo, State of Sao Paulo, enrolled in the General Taxpayers' Register under CNPJ/MF No. 62.657.242/0001-00; and (ii) in the case of ABC Supermercados and Mogi, by PricewaterhouseCoopers Auditores Independentes, with its head office at Av. Francisco Matarazzo 1.400, 7th to 11th floors and 13th to 20th floors - Torre Torino, in the City of Sao Paulo, State of Sao Paulo enrolled in the General Taxpayers' Register under No 61.562.112/0001-20. Prior to the

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     above-mentioned incorporation, the shareholders or quota holders, holding the remaining shares or quotas in the Incorporated Companies, will assign and transfer the aforementioned shares or quotas to CBD, which will become for the sole purpose of the incorporation, and for the length of time necessary to complete the transaction, the only shareholder or quota holder of ABC Supermercados, Progresso, Ponte do "O", Mirambava and Mogi. As a result of the incorporation, CBD will be the successor to all the rights and obligations of the Incorporated Companies, which in turn will be legally wound up.

3. Reasons for and Benefits of the Transaction: The incorporations of ABC Supermercados, Progresso, Ponte do "O", Mirambava and Mogi into CBD will generate a more simplified structure, with a saving of operating costs, leading to the swifter development of the activities at present undertaken by the Incorporated Companies and by CDB.

     As a result of the above transaction, it will be possible for CBD to obtain tax savings on account of the amortization of the goodwill resulting from the acquisition of the controlling interest and/or subscription of the capital stock of the companies incorporated by CBD ("Goodwill"). Under the tax legislation in force (Law No 9.532/97, article 7) and under CVM Instruction No 319/99, CBD may register the goodwill amortization as deductible expenses, the amount of which is approximately R$ 85,195 thousand, for the purposes of reducing the income tax and the social contribution on profits due in the fiscal years in which the amortization occurred.

4 No Assignment of Liabilities: CBD has no knowledge of any contingent liability or liability that has not been accounted for to be assigned by the Incorporated Companies to CBD as a result of the incorporation.

5. Costs of the Transaction: It is estimated that the total cost of the Incorporation that is the purpose of this communication is around R$ 200,000 (two hundred thousand Brazilian reais), in respect of the services provided in the preparation of the appraisal reports, legal advice, legal publications, the filing of corporate decisions with the Board of Trade and the registration of the transfer of the property, together with other expenses necessary for this incorporation.

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6.   Corporate and Business Decisions Relating to the Incorporation: The
     managements of CBD and the Incorporated Companies have approved the transaction, and have signed the relevant Memoradum and Justification of Incorporation on November 13, 2002. Final approval of the incorporation that is the purpose of this communication will take place only when CBD's Extraordinary General Meeting has approved the Appraisal Reports on the net worth of the Incorporated Companies.

7. Capital Increase and Rights Granted to CBD Shares. There will be no capital increase in CBD, and no change to the rights (or political or ownership advantages) granted to any type or class of shares issued by CDB. Similarly, there will be no change to the object of the Company, given that the activities listed in the object clauses of the Incorporated Companies are also those of CBD.

8. Minority Shareholders: There are no minority shareholders involved in the transaction, for which reason the provisions of article 264 of Law No. 6.404/76 shall not apply to the incorporation transaction.

9. Cancellation of the Shares and Quotas in the Incorporated Companies owned by CBD: As a result of the incorporation, the shares and quotas representing the capital stock in the Incorporated Companies owned by CBD will be cancelled, as also legally will be that of the Incorporated Companies, as described in item "2" above, and after the incorporation, the composition of CBD's stock capital, pursuant to the types and classes of shares, will remain unchanged .

10.  Evaluation Criterion of the Net Worth of Incorporated Companies and Date:
     The net worth of the Incorporated Companies incorporated by CBD, was evaluated by the accounting method, being responsible for the preparation of the Evaluation Reports: (i) of Progresso, Ponte do "O" and Mirambava, the firm Magalhaes Andrade S/C Auditores Independentes, with its head office in the City of Sao Paulo in the State of Sao Paulo, at Av. Brigadeiro Faria Lima n(0) 1.893, 6th floor, registered in the CNPJ/MF under no. 62.657.242/0001-00, and (ii) of ABC Supermercados and Mogi, the firm PricewaterhouseCoopers Auditores Independentes, with its head office in the City of Sao Paulo in the State of Sao Paulo, at Av. Francisco

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     Matarazzo n(0) 1.400, 7th to 11th and 13th to 20th - Torre Torino,
     registered in the CNPJ/MF under no. 61.562.112/0001-20, the appointment of whom will be submitted for approval by CDB's Extraordinary General Meeting. The base date for the incorporation will be October 31, 2002. The changes to shareholders' equity taking place between the Incorporation's base date, in other words, October 31, 2002, and the date of the Incorporation will be recognized and accounted for by the Incorporated Companies's pursuant to applicable accounting regulations.

11. Absence of Conflict of Interests: Magalhaes Andrade S/C Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, the firms responsible for the evaluation of the net worth of the Incorporated Companies, have expressed, in writing, that there is no conflict of interest with regard to the preparation of the aforementioned reports and any other related activities.

12. Availability of the Documents of the Transaction: The documents so far produced, including the Protocol and Justification of the Incorporation, and the definitive Appraisal Reports, are available to shareholders, as of today, at the head office of CDB, located at Av. Brigadeiro Luiz Antonio 3.142, in the City of Sao Paulo in the State of Sao Paulo.

13. Conditions to which the Incorporation Transaction is subject: The bases of the transaction that is the purpose of this communication, which are set out in greater detail in the Protocol and Justification of the Incorporation of the Incorporated Companies by CDB, are subject to final approval by CDB's Extraordinary General Meeting to be held on November 29, 2002. The Incorporation Transaction will not be appraised by any regulatory or protective bodies of the Brazilian competition, since it does not represent a consolidation act as described by the applicable legislation.


                          Sao Paulo, November 13, 2002.


                          Investor Relations Department


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                                       II

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                                [GRAPHIC OMITTED]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                            INCORPORATES SUBSIDIARIES


Sao Paulo, Brazil, November 14, - COMPANHIA BRASILEIRA DE DISTRIBUICAO - GRUPO PAO DE ACUCAR (BOVESPA: PCAR4; NYSE: CBD) today announced that it will propose to its shareholders the incorporation of the following companies it has purchased: ABC Supermercados S.A., Companhia Progresso de Alimentos, Ponte do O Comercio de Alimentos Ltda., Supermercado Mirambava Ltda. and Supermercados Mogi S.A.

CBD holds 99.99% of these companies and their operations are fully absorbed into the Company's business. The incorporation of these companies into CBD will generate a more simplified structure, leading to savings in administrative costs.

The incorporation of such companies into CBD will be carried out based on appraisal reports of the Net Worth of the companies, prepared by independent auditors under the accounting method. The base date is October 31, 2002.

In a General Shareholders' Meeting, scheduled for November 29, 2002, the Memorandum and Justification of the Operation will be analyzed.


COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                        Doris Pompeu
Investor Relations Manager                 Phone:  (11) 3848 0887 ext. 208
Daniela Sabbag                             E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br

          Website: http://www.grupopaodeacucar.com.br/site_ri/ingles/


The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.


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                                      III


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                                [GRAPHIC OMITTED]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              PUBLICLY-HELD COMPANY
                         CNPJ/MF no. 47.508.411/0001-56

                                   CALL NOTICE
                          EXTRAORDINARY GENERAL MEETING

Shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO, are hereby called to meet on November 29, 2002, at 5 p.m., at the company's head office at Avenida Brigadeiro Luiz Antonio n(0) 3142, in this City, in order to consider the following Agenda:

a) Appraise the Memorandum of Incorporation of the companies ABC Supermercados S.A., Companhia Progresso de Alimentos, Ponte do "O" Comercio de Alimentos Ltda and Supermercados Mogi S.A. into CDB and Justification of said transaction, with no increase in the Company's capital stock;

b) Ratification of the nominated corporate appraisers by the Board of Directors;

c)   Analyze the appraisal reports of the incorporated companies net worth;

d) Approval of the incorporated of the total net worth of the incorporated companies;

e) Authorization for the Company's Board of Directors to proceed with the other measures required for carrying out the operation.

                          Sao Paulo, November 13, 2002.


                            VALENTIM DOS SANTOS DINIZ
                              Chairman of the Board